Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated October 27, 2020

Registration Statement 333-249224

INITIAL PUBLIC OFFERING OF COMMON STOCK

Gatos Silver, Inc.

Initial Public Offering of Common Stock

October 27, 2020

Sunshine Silver Mining & Refining Corporation (to be renamed Gatos Silver, Inc.) has filed a registration statement on Form S-1 (including a prospectus) with the United States Securities and Exchange Commission, under the U.S. Securities Act of 1933, as amended, with respect to these securities. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; or RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, New York, NY 10281, or by telephone at (877) 822-4089 or by email at equityprospectus@rbccm.com.

A final base PREP prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Québec). A copy of the final base PREP prospectus, and any amendment, is required to be filed with this document. This document does not provide full disclosure of all the material facts relating to the securities offered. Investors should read the applicable supplemented PREP prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

There shall not be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

All references to “$” or “dollars” in this document are to U.S. dollars, unless indicated otherwise.

Issuer:	Gatos Silver, Inc. (currently named Sunshine Silver Mining & Refining Corporation)

Offering:	Initial public offering of 21,430,000 shares of common stock. 100% primary.

Offering Price:	US$7.00 per share of common stock.

Offering Size(1):	US$150,010,000 (US$172,511,500 if the over-allotment option is exercised in full).

Over-Allotment:

The Underwriters have been granted an over-allotment option exercisable in whole or in part, at the sole discretion of the Underwriters, within 30 days of the date of the final prospectuses, to purchase an additional 3,214,500 shares of common stock, representing 15% of the shares of common stock offered under the final prospectuses.

Ticker/Listing:

The Issuer has received approval to list the shares of common stock on the New York Stock Exchange and conditional approval to list the shares of common stock on the Toronto Stock Exchange under the ticker symbol “GATO.”

Listing will be subject to the approval of the Toronto Stock Exchange in accordance with its listing requirements.

Shares Outstanding:

Upon completion of the offering, 55,968,576 shares of common stock (59,183,076 shares of common stock if the over-allotment option is exercised in full) will be issued and outstanding, excluding certain options grants, deferred share units and shares reserved for future issuances under the Issuer’s amended and restated long-term incentive plan.

Principal Shareholders:

Upon completion of the offering, existing shareholders will own, in aggregate, approximately 61.7% of the issued and outstanding shares of common stock (~58.4% if the over-allotment option is exercised in full).

Use of Proceeds:

The Issuer intends to use the net proceeds of this offering to retire a portion of the Los Gatos Working Capital Facility, exercise its option to repurchase an 18.5% interest in the Los Gatos Joint Venture, fund near term debt service needs, complete a feasibility study for a 3,000 tpd production rate expansion at the Cerro Los Gatos Mine, for Los Gatos District exploration and to finance working capital and general corporate purposes.

Lock-Up Agreements:

In connection with the completion of the offering, the Issuer and each of its directors, executive officers and holders of substantially all of the Issuer’s common stock entered into customary lock-up agreements valid for a period of 180 days from October 27, 2020.

Offering Type:

Registered underwritten initial public offering in the United States by way of a registration statement on Form S-1.

Underwritten initial public offering by way of a long form supplemented PREP prospectus filed in all provinces of Canada (other than Québec).

Eligibility for Investment in Canada:	The offered shares are expected to be eligible for RRSPs, RRIFs, RDSPs, DPSPs, RESPs and TFSAs, subject to exceptions set out in the third amended and restated preliminary base PREP prospectus.

Joint Bookrunners:	BMO Capital Markets, Goldman Sachs & Co. LLC, RBC Capital Markets.

Co-Managers:	Canaccord Genuity Corp., CIBC Capital Markets

Underwriting Fee:	7%

Pricing Date:	October 27, 2020.

Closing Date:	October 30, 2020.

The Company has filed a registration statement (including a Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Company, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; or RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, New York, NY 10281, or by telephone at (877) 822-4089 or by email at equityprospectus@rbccm.com.

The information in this free writing prospectus supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this free writing prospectus is qualified in its entirety by reference to, and should be read in conjunction with, the Preliminary Prospectus, which was included in Amendment No. 4 to the Registration Statement on Form S-1.